SEC
Mail Processir
Section
NOV 18 2022
Washington DC
413

22007036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-50400

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934.

FILING FOR THE PERIOD BEGINNING 10/1/2021 (MM/DD/YY) AND ENDING 9/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CU Investment Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8500 W. 110th St., Suite 650
(No. and Street)

Overland Park (City) KS (State) 66210 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Jackson (Name) 913-912-5235 (Area Code – Telephone Number) mjackson@cu-isi.org (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann PC
(Name – If individual, state last, first, and middle name)

700 W. 47th St., Suite 1100 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 199 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matthew Jackson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CU Investment Solutions LLC, as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/23

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Years Ended September 30, 2022 and 2021

Table of Contents

MHM

Mayer Hoffman McCann P.C.
700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: 816.897.1280 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
CU Investment Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CU Investment Solutions, LLC ("Company") as of September 30, 2022 and 2021, the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. CU Investment Solutions, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4), computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission (SEC), and information relating to possession or control requirements under rule 15c3-3 of the SEC (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CU Investment Solutions, LLC's financial statements. The supplemental information is the responsibility of CU Investment Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 16, 2022

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2022 and 2021

	September 30, 2022	September 30, 2021
Assets		
Cash and cash equivalents	$ 1,140,325	$ 2,305,672
Investments, at fair value	2,738,689	1,773,175
Receivables:		
Commissions	197,090	937,602
Advisory Fees	8,632	8,632
Accrued Interest	6,153	3,960
Total Receivables	211,875	950,194
Operating Lease Asset	108,947	58,003
Other Assets	49,305	52,403
	158,252	110,407
Total Assets	$ 4,249,142	$ 5,139,448
Liabilities and Equity		
Liabilities:		
Commissions Payable	$ 116,077	$ 639,603
Accrued Liabilities	326,125	345,378
Operating Lease Liability	108,947	58,003
Accounts Payable	16,884	20,899
Total Liabilities	568,032	1,063,883
Members' Equity:		
Members' Shares ($10,000 par value per share)	900,000	900,000
Members' Paid-In Capital	80,470	80,470
Retained Earnings	2,700,639	3,095,094
Total Members' Equity	3,681,109	4,075,564
Total Liabilities and Members' Equity	$ 4,249,142	$ 5,139,448

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Income
For the years ended September 30, 2022 and 2021

	2022	2021
Revenue		
Commissions - corporate agent program	$ 5,803,238	$ 10,954,266
Commissions - financial product sales	388,577	546,196
Advisory and other revenue	167,204	168,674
Interest income	36,750	19,863
Net losses on investment securities	(239,798)	(9,142)
Total Revenue	6,155,971	11,679,857
Expenses		
Salaries and benefits	1,330,257	1,344,976
Commissions	4,352,036	8,351,141
Professional and outside services	551,372	443,399
Data processing	90,506	80,476
Office occupancy and administration	86,827	85,195
Insurance and other	72,586	54,743
Memberships and registration fees	53,045	55,828
Travel	13,797	6,643
Total Expenses	6,550,426	10,422,401
Net Income	$ (394,455)	$ 1,257,456

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Changes in Members' Equity
For the years ended September 30, 2022 and 2021

	Shares	Members' Shares	Paid-In Capital	Retained Earnings	Total
Opening Balance, October 1, 2020	**90**	**$900,000**	**$ 80,470**	**$ 1,837,639**	**$ 2,818,109**
Net Income	-	-	-	1,257,456	1,257,456
Ending Balance, September 30, 2021	**90**	**$900,000**	**$ 80,470**	**$ 3,095,094**	**$ 4,075,564**
Net Loss	-	-	-	(394,455)	(394,455)
Ending Balance, September 30, 2022	**90**	**$900,000**	**$ 80,470**	**$ 2,700,639**	**$ 3,681,109**

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Cash Flows
For the years ended September 30, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net Income (Loss)	$ (394,455)	$ 1,257,456
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	539	539
Net (accr) amort of (discounts)/premiums securities	(109)	694
Net change in unrealized loss on investment securities	239,798	17,108
Realized Gain on investment securities	-	(7,966)
Changes in operating assets and liabilities:		
Receivables from customers	740,512	(296,478)
Other receivables	(2,194)	605
Other assets	2,559	(14,469)
Commissions payable	(523,526)	298,742
Accounts payable and accrued expenses	(23,268)	56,611
Net cash provided by operating activities	39,856	1,312,842
Cash flows from investing activities:		
Purchase of investments	(1,453,203)	(1,760,444)
Proceeds from sales of investments	-	743,975
Maturities of investments	248,000	496,000
Net cash used in investing activities	(1,205,203)	(520,469)
Net increase (decrease) in cash	(1,165,347)	792,373
Cash and cash equivalents, beginning of year	2,305,672	1,513,299
Cash and cash equivalents, end of year	$ 1,140,325	$ 2,305,672

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives a majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Deposit insurance at the U.S. bank and trust company is provided by the Federal Deposit Insurance Corporation ("FDIC"). Cash balances held at the U.S. clearing firm are insured by the Securities Investor Protection Corporation ("SIPC") up to $250,000. Cash and cash equivalents held on deposit at a U.S. bank and trust company exceeding insurance coverage was $296,069 in the operating accounts as of September 30, 2022. Cash and cash equivalents held on deposit at a natural person credit union exceeding insurance coverage was $234,713 in the operating accounts as of September 30, 2022. Cash balances held at the U.S. clearing firm did not exceed insurance coverage as of September 30, 2022.

Securities Transactions
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within two business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2022, the Company held investment securities with a fair value of $2,738,689. As of September 30, 2021, the company held investment securities with a fair value of $1,773,175. The investment securities are recorded at fair value, with changes in fair value recorded in the statement of income.

Interest and dividend revenues are accounted for on an accrual basis and included in interest income. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade-date.

Revenue recognition
The Company records a receivable when revenue is recognized prior to payment and when the Company has an unconditional right to payment. The Company records a contract liability when payment is received prior to the time at which the satisfaction of the contract obligation occurs.

Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person

credit union customers. Revenues are recognized on the date of execution (trade date). The Company's performance obligations consist of trade execution and clearing services and are fully satisfied on the settlement date. Substantially all revenue received is from related parties.

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. The Company's performance obligations have been fulfilled on invoice date. Substantially all revenue received is from related parties.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

3. Investment Securities

Investment securities at September 30, 2022 and 2021 were as follows:

	2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Securities	1,978,758	-	(140,691)	1,838,068
Brokered Certificates of Deposit	989,308	-	(88,686)	900,622
	$ 2,968,066	$ -	$ (229,376)	$ 2,738,689

	2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Securities	526,588	-	(2,351)	524,237
Brokered Certificates of Deposit	1,236,165	12,773	-	1,248,938
	$ 1,762,753	$ 12,773	$ (2,351)	$ 1,773,175

There were no realized gains due to securities sales during the year ended September30, 2022 and realized gains of $7,966 due to securities sales during the year ended September 30, 2021.

4. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is

considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following tables present the balances of investments measured at fair value as of September 30, 2022 and September 30, 2021:

	2022 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
U.S. Treasury Securities	-	1,838,068	-	1,838,068
Brokered Certificates of Deposit	-	900,622	-	900,622
	$ -	$ 2,738,689	$ -	$ 2,738,689

	2021 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
U.S. Treasury Securities	-	524,237	-	524,237
Brokered Certificates of Deposit	-	1,248,938	-	1,248,938
	$ -	$ 1,773,175	$ -	$ 1,773,175

The fair value of U.S. Treasury securities and certificates of deposits is estimated using third-party quotations as provided by our clearing firm, which applies commonly used pricing services and practices. These deposits are categorized in Level 2 of the fair value hierarchy.

5. Related Party Transactions

Certain of the member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2022 and 2021, $115,986 and $638,009, respectively, in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the years ended September 30, 2022 and 2021 were $4,654,284 and $7,712,248, respectively and are included in commissions in the accompanying statements of income.

During the years ended September 30, 2022 and 2021, the Company recorded CAP, FPS and advisory revenues from member-owner activity totaling $6,223,594 and $11,569,503, respectively. Advisory services, specifically, asset-liability management ("ALM") reporting, are supplemented with information processed pursuant to an agreement with a wholly-owned

credit union service organization of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $83,246 and $81,614 for the years ended September 30, 2022 and 2021, respectively. The Company also had receivables from member-owners of $8,632 and $8,632 related to advisory services at September 30, 2022 and 2021.

Approximately 85.7 and 87.4 percent of total revenue was recorded from three member owners in 2022 and 2021, respectively.

6. Income Taxes

At September 30, 2022 and 2021, the Company believes it has retained its non-taxable status, and therefore does not have any significant uncertain tax positions which meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2019.

7. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $77,651 and $80,419 to the plan during the years ended September 30, 2022 and 2021, respectively.

In October 2020, a deferred compensation agreement went into effect with an Executive of the Company. If the Executive is still employed with the company, a $100,000 bonus will be paid out on September 30, 2025. Additionally, if the Executive is still employed with the company, a $400,000 bonus will be paid on September 30, 2030. Compensation expense recorded for the year ended September 30, 2022 pursuant to his arrangement totaled $60,870 and is reflected as an accrued liability on the statement of financial condition.

8. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the

manner in which they are settled. The settlement of open transactions as of September 30, 2022, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2022 and 2021, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally, during the ordinary course of business, the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

9. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations which required monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. On December 31, 2015, an amendment was signed to extend the lease agreement through October 31, 2019, which required monthly lease payments ranging from approximately $4,300 to $4,320. On July 23, 2019, an additional amendment was signed to extend the lease agreement through October 31, 2022, which requires monthly lease payments ranging from approximately $4,315 to $4,598. On May 5, 2022, another amendment was signed to extend the lease agreement through October 31, 2024, which requires monthly lease payments ranging from approximately $4,692 to $4,809. The related lease expense of $58,428 and $54,903 for the years ended September 30, 2022 and 2021, respectively, is included in office occupancy and administration expense.

The Company adopted "ASC 842 – Leases" as of September 30, 2020, which requires lessees to recognize certain leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right of use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on balance sheet for leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement.

With adoption of ASC 842, the Company recognized an operating lease liability for its office space of $58,003 as of September 30, 2021, with a corresponding ROU asset of the same

amount based on the present value of the remaining minimum rental payments under its existing operating lease. The discount rate used by the Company was determined by a comparable borrowing rate indicated to it through its relationship with the financial institution. As of September 30, 2022 the operating lease liability and corresponding ROU asset was $108,947.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2022, the Company had net regulatory capital of $3,445,430, which was $3,345,430 in excess of the required net capital of $100,000. At September 30, 2021, the Company had net regulatory capital of $3,898,283, which was $3,798,283 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2022 the ratio of aggregate indebtedness to net capital for the Company was 0.13 to 1. As of September 30, 2021, the ratio was 0.26 to 1.

11. Recent Accounting Pronouncements

The Company is not aware of any recent accounting pronouncements that would have a material impact on its future practices or reporting.

12. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequentevents through November 16, 2022, which is the date these financial statements were availableto be issued.

Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2022

		2022
Total Equity	$	3,681,109
Non-Allowable Assets:		
Advisory fees receivable		8,632
Property, plant and equipment, net		109,199
Other assets		53,212
Total Non-Allowable Assets		171,043
Deductions:		
Excess insurance deductible		-
Securities haircuts		64,636
Undue concentration		-
Total Deductions		64,636
Net Capital	$	3,445,430
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	343,009
Commissions payable		116,077
Total Aggregate Indebtedness	$	459,086
Regulatory Minimum Net Capital (Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	3,345,430
Ratio of Aggregate Indebtedness to Net Capital		0.1332 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2022

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2022

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).

MHM

Mayer Hoffman McCann P.C.
700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: 816.897.1280 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CU Investment Solutions, LLC

We have reviewed management's statements, included in the accompanying CU Investment Solutions LLC Exemption Report, in which (1) CU Investment Solutions, LLC ("Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 16, 2022

CU Investment Solutions LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended September 30, 2022

MHM

MHM

Mayer Hoffman McCann P.C.
700 W 47th St Ste 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: 816.897.1280 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Managers of CU Investment Solutions LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by CU Investment Solutions LLC (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copy and bank statement for the interim payment filed on Form SIPC-6, and ACH check draft for the payment submitted with the Form SIPC-7, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences;

3. Compared the adjustments to revenues reported in Form SIPC-7 to supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Inspected the Form SIPC-7 for evidence of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayments.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 16, 2022